THIRD AMENDED AND RESTATED LICENSE AGREEMENT
     THIS THIRD AMENDED AND RESTATED LICENSE AGREEMENT (“Agreement”) is between Perot Systems Family Corporation, a Texas corporation (“PSFC”), H. Ross Perot, an individual domiciled in Texas, Ross Perot, Jr., an individual domiciled in Texas (PSFC, H. Ross Perot, and Ross Perot, Jr. collectively referred to as “Licensor”), and Perot Systems Corporation (“Licensee”).
RECITALS:
     WHEREAS, concurrently herewith, Dell Inc., a Delaware corporation (“Parent”), DII – Holdings Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Merger Sub”), and Licensee are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Licensee (the “Merger”);
     WHEREAS, in furtherance of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub has agreed to commence an offer (the “Offer”) to purchase for cash all of the issued and outstanding shares of the Licensee’s Class A Common Stock, par value $0.01 (the “Common Stock”), including all of the shares of Common Stock beneficially owned by Licensor, if any;
     WHEREAS, Licensor and Licensee are parties to a Second Amended and Restated License Agreement that purports to be effective as of May 18, 1988 (“Amended License”), pursuant to which Licensee was granted certain rights to use the names “Perot Systems” (the “Name”) and “Perot” (the “Surname”);
     WHEREAS, the use of the Name is an important part of Licensee’s business and, as a result, Parent’s and Merger Sub’s willingness to enter into the Merger Agreement is conditioned upon the execution and delivery of this Agreement by Licensor and Licensee; and
     WHEREAS, as a condition and material inducement to entering into the Merger Agreement, Parent and Merger Sub have required that Licensor and Licensee agree, and Licensor and Licensee have agreed, to replace the terms and conditions of the Amended License with this Agreement.
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Grant of License to the Name. Subject to the terms and conditions of this Agreement, Licensor hereby grants Licensee during the Term an exclusive, royalty-free, irrevocable license without geographic restriction to use the Name in the business operations of Licensee, as part of Licensee’s domain names, and in general in connection with Licensee’s current businesses, products, services, and charitable activities, and its future businesses, products, services, and charitable activities resulting from natural expansion and evolution and from integration with Parent’s information technology services and business solutions businesses, including the right to sublicense these rights to Affiliates (hereinafter defined) for use in connection with Licensee’s above described businesses, products, services, and charitable activities. Licensee shall take steps reasonably designed to phase out use of the Name such that all trademark use of the Name by Licensee shall have ceased by the expiration of the Term. For purposes of this Agreement, the term “Affiliate” means (i) any legal entity that directly or indirectly owns or controls or is owned or controlled by or is under common control with an entity, and (ii) partnerships, joint ventures and similar business entities in which the entity has a direct or indirect equity interest.
          Notwithstanding the above license grant, Licensee shall have no right to use or license the Name for use in connection with nature and/or science museums.
     2. Ownership of the Name. Licensor represents and warrants that it owns or has sufficient rights to the Name and Surname to grant the rights hereunder, and Licensor has full authority to enter into this Agreement without joinder of any other person.
     3. Termination of Licenses to the Surname. All prior rights granted by Licensor to Licensee in the Surname are hereby terminated effective two (2) years from the Acceptance Date. Licensee shall have two (2) years from the Acceptance Date (as defined in the Merger Agreement) to cease all trademark use of the Surname (including as part of a trade name). Licensee shall maintain the domain names perot.com and perot.net (and any other perot.gTLD’s currently controlled by Licensee), and shall transfer all such domain names to Licensor promptly following the second anniversary of the Acceptance Date. Licensor covenants, represents and warrants that it will neither make nor permit use of such domain names for a period of one (1) year after they are transferred to Licensor by Licensee.
     4. Quality Standards. Licensee shall comply with reasonable guidelines relating to the use of the Name that Licensor may provide to Licensee from time to time. Licensee agrees that it will not use the Name in any manner, or in connection with any products or services, which results in a diminution of the value of the Name or brings disrepute to the Name. The parties acknowledge that no goods or services currently offered by Licensee or its Affiliates would result in a diminution of value of the Name or bring disrepute to the Name. Except for the licensed rights to use the Name, no rights of publicity are granted by this Agreement.
     5. Infringement Proceedings. During the Term, Licensee shall have the sole right, at its expense, to bring infringement or unfair competition proceedings with regard to any unauthorized use of the Name in its entirety or of an obvious misspelling of the entire Name. Otherwise, Licensee shall have no right to bring any proceedings against third parties using the Surname.
     6. Term. The term of this Agreement (the “Term”) is effective immediately and shall continue until the earlier of: (i) the date that is five (5) years from the Acceptance Date (as defined in the Merger Agreement); or (ii) the date of any termination pursuant to Section 7. Notwithstanding the foregoing, this Agreement shall terminate automatically and without further action by the parties hereto in the event that the Merger Agreement is terminated in accordance with its terms, and upon any such termination, the Amended License shall be automatically reinstated and shall be effective.

     7. Termination for Cause. In the event that Licensee’s use of the Name is not in compliance with the terms of this Agreement, Licensor shall notify Licensee in writing of non-compliance, which notice shall describe in reasonable detail the nature of such noncompliance. Upon receiving such notice, Licensee shall have sixty (60) days to cure such noncompliance. If Licensee has not cured such noncompliance within such sixty (60) day period, Licensor may terminate the Agreement by written notice.
     8. Effect of Termination. Upon the expiration of the Term pursuant to Section 6, Licensee shall have discontinued all trademark use of the Name (including as part of a trade name) and any name or mark confusingly similar thereto, and shall take whatever other actions are reasonably requested by Licensor in writing. Upon receipt of notice of termination of this Agreement pursuant to Section 7, Licensee shall, within one year thereafter, discontinue all trademark use of the Name (including as part of a trade name) and any name or mark confusingly similar thereto, and shall take whatever other actions are reasonably requested by Licensor in writing related to the Name. Upon the termination of this Agreement in accordance with the provisions of Section 7, or expiration of the Term, all rights granted to Licensee herein shall revert to Licensor.
     9. Licensor Use of the Name. Licensor represents, warrants and covenants that it will neither make nor permit trademark use of the Name (including as part of a trade name) during the Term of this Agreement and for five (5) years thereafter. In addition, Licensor further represents, warrants and covenants that it will neither make nor permit trademark use of the Surname (including as part of a trade name) during the Term of this Agreement in connection with any business, product or service in the Field of Goods. “Field of Goods” means all information technology and/or business process related goods and services, including without limitation all goods and services previously, currently, or planned to be offered by Licensee or Parent, or their Affiliates, such as (i) information technology services and business solutions, including technology infrastructure services, cloud computing, applications services, business process services, and consulting services, (ii) mobility products, desktop PCs, software and peripherals, servers and networking products, storage products, consumer electronics goods, and (iii) other information technology or outsourcing related goods and/or services. Licensor shall otherwise remain free to use the Surname without restriction. During the Term, Licensor shall promptly provide any necessary consents or approvals, upon request of Licensee, to permit Licensee to register corporate name(s) which comprise or include the Name in Texas or other jurisdictions.
     10. Trademarks and Service Marks. Licensee has and shall have throughout the Term the right to maintain the registrations for “Perot Systems”, “perotsystems.com” and any similar marks that contain the entire Name, in any and all stylizations and formats as a trademark or service mark in any country or state in connection with uses of the Name permitted by this Agreement.
     11. Indemnity.
          (a) By Licensee. Except for any claims covered by Licensor’s indemnity in Section 11(b) below, Licensee shall defend, indemnify and hold harmless Licensor and Licensor’s successors, heirs and assigns from and against any and all third party claims arising out of use of the Name by Licensee, its Affiliates, and their agents and employees under this Agreement after the Effective Date.
          (b) By PSFC. PSFC shall defend, indemnify and hold harmless Licensee and Licensee’s Affiliates, successors, heirs and assigns from and against any and all third party claims arising out of any allegation that use of the Name by Licensee, or its Affiliates, and their agents and employees under this Agreement, infringes or otherwise violates the rights of any third party.
     12. Assignment. Neither party may assign this Agreement without the prior written consent of the other party, provided, however, that a party shall have the right to assign this Agreement without the consent of the other party to any successor to all or substantially all of the assets or business of such party to which this Agreement relates.
     13. Non-Disparagement. During the Term, Licensor shall not, directly or indirectly, knowingly make or knowingly cause to be made to any person any disparaging, derogatory or other negative or false statement about Licensee, Parent, Merger Sub, the Perot Companies (as defined below), or any of their respective Affiliates (including their products, services, policies, practices, operations, employees, sales representatives, agents, officers, members, managers, partners or directors). During the Term, each of Licensee, Parent, Merger Sub, and the Perot Companies shall not, directly or indirectly, and shall use commercially reasonable efforts to cause their respective controlled Affiliates not to, knowingly make or knowingly cause to be made to any person any disparaging, derogatory or other negative or false statements about Licensor. Nothing in this Section 13 shall limit the rights of a party hereto in any legal proceedings by, against or involving such party pertaining to such party’s rights, remedies or obligations under this Agreement or the Merger Agreement or other agreements relating to the transactions contemplated by the Merger Agreement. “Perot Companies” means Licensee and each of its Subsidiaries. “Subsidiaries” means, with respect to any party, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interest having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries.
     14. Further Assurances. From time to time, at either party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.
     15. Equitable Relief. Licensor acknowledges that the covenants of Licensor contained in Section 9 hereof are special and unique, that a breach by Licensor of any term or provision of any of such Section will cause irreparable injury to Licensee, and that remedies at law for the breach of any terms or provisions of Section 9 hereof will be inadequate. Accordingly, in addition to any other remedies it may have in the event of breach, Licensee shall be entitled to enforce specific performance of the terms and provisions of Section 9 hereof, to obtain temporary and permanent injunctive relief to prevent the continued breach of such terms and provisions without the necessity of posting a bond or of proving actual damage, and to obtain attorneys’ fees in respect of the foregoing if the Licensor prevails in such action or proceeding.
     16. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Texas without regard to principles of conflicts of law. THE PARTIES HERETO IRREVOCABLY SUBMIT AND CONSENT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF TEXAS, AUSTIN DIVISION AND THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF TEXAS, DALLAS DIVISION OR OTHER TEXAS DOMICILE OF LICENSOR (AND IN THE EVENT THERE IS NO BASIS FOR FEDERAL JURISDICTION, THEN THE TEXAS STATE DISTRICT COURT IN WILLIAMSON COUNTY TEXAS AND DALLAS COUNTY TEXAS OR OTHER TEXAS DOMICILE OF LICENSOR) AND HEREBY AGREE THAT SUCH COURTS SHALL BE THE EXCLUSIVE PROPER FORUM FOR THE DETERMINATION OF ANY DISPUTE RELATING IN ANY WAY TO THIS AGREEMENT. THIS AGREEMENT, AND ANY DISPUTE RELATING IN ANY WAY TO THIS AGREEMENT’S INTERPRETATION, PERFORMANCE OR BREACH SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WHETHER THE DISPUTE OR CLAIM IS IN CONTRACT, TORT, OR OTHERWISE AND INCLUDING STATUTORY, CONSUMER PROTECTION, COMMON LAW, AND EQUITABLE CLAIMS.
     17. Severability. If any provision of this Agreement will be held invalid or unenforceable for any reason, the validity and enforceability of all other provisions will not be affected thereby.
     18. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be delivered personally, by facsimile with confirmation of receipt, or by next day courier service, providing proof of delivery. Any such notice shall be effective upon receipt, if delivered personally or by facsimile, or one day after delivery to a courier service for next-day delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:
If to Licensee:
P.O. Box 269014
Plano, TX 75026-9014
Attention: J. Y. Robb III
Facsimile: (972) 535 – 1999
If to Licensee:
2300 West Plano Parkway
Attention: Mr. Thomas D. Williams
Facsimile: (972) 577 – 6085
or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     19. Entire Agreement. This Agreement, together with the Merger Agreement and the other documents referred to herein, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. Without limiting the foregoing, this Agreement expressly supersedes and replaces in its entirety the Amended License.

     IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties have executed this Agreement on the dates set forth below, to be effective as of September 20, 2009.

Perot Systems Family Corporation		Perot Systems Corporation

By:	/s/ H. Ross Perot	By:	/s/ John E. Harper
Name:	H. Ross Perot	Name:	John E. Harper
Title:	President	Title:	Vice President and Chief Financial Officer

/s/ H. Ross Perot		/s/ Ross Perot, Jr.

H. Ross Perot		Ross Perot, Jr.
Signature Page to
Third Amended and Restated License Agreement